January 31, 2011

VIA EDGAR
Ms. Tia Jenkins, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:  Segway IV Corp.
        Item 4.01 Form 8-K
        Filed on January 21, 2011
        File No. 000-30327

Dear Ms. Jenkins:

We are in receipt of your comment letter dated January 26, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

1.
We note in your response letter dated January 11, 2011 that you have contacted the accounting firm of Kiesling Associates, LLP to engage them to perform both the re-audit of the 2009 and audit of the 2010 financial statements. Please confirm to us that you will amend your 8-K to provide the disclosures required by Item 304(a)(2) of Regulation S-K within for business days after you engage your new accountant.

ANSWER:
The Company has amended its Form 8-K to provide disclosure that as of January 24, 2011 the Company retained Kiesling Associates, LLP as its accountant. The Company has also enclosed the engagement letter as an exhibit to its amended Form 8-K.

2.
In an amended Form 8-K, please state whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, if the Company has such a committee; or the board of directors, if the Company has no such committee. Refer to Item 304(a)(l)(iii) of Regulation S-K.

ANSWER:	The Company has amended its Form 8-K to clarify that the Board of Directors approved the decision to dismiss Gately and Associates, LLC as its accountant.

3.
Please obtain an Exhibit 16 letter from Gately and Associates, LLC and file this letter in an amended Form 8-K, pursuant to Item 304(a)(3) of Regulation S-K. To the extent you are unable to obtain such a letter at the time you file your amended 8-K, please disclose this fact in the filing.

ANSWER:
The Company has amended its Form 8-K to reflect that the Company has sought an Exhibit 16 letter from Gately and Associates, LLC but was unable to obtain such a letter at the time of the filing of the amended Form 8-K.

4.
We note in your response letter dated January 11, 2011 that Kiesling Associates, LLP (“Kiesling”) assisted the Company with the 2nd and 3rd quarter Form 10-Q filings. Please be advised that pursuant to Rule 2-01(c)(4) of Regulation S-X an accountant is not an independent, if, at any point during the audit and professional engagement period, the accountant provides non-audit services to an audit client, including bookkeeping or other services related to the accounting records or financial statements of the audit client. To the extent that you have engaged or plan to engage Kiesling, tell us all relevant facts and circumstances you considered to conclude that Kiesling was independent both in fact and in appearance.

ANSWER:
Kiesling provided assistance with respect to the Company’s 2nd and 3rd quarter Form 10-Q filings by reviewing the audited financials prepared by the prior auditor, Gately and Associates, LLP, prior to their filing with the SEC. Kiesling has never provided non-audit related services to the Company.

5.	Please upload your response letter dated January 11, 2011 to EDGAR as correspondence.

ANSWER:	The Company has uploaded its response letter dated January 11, 2011 to EDGAR.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commissioner any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP